UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Xometry, Inc.

(Name of Issuer)

Class A Common Stock, $0.000001 par value per share

(Title of Class of Securities)

98423F109

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98423F109

1.	Names of Reporting Person Laurence Zuriff
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 2,153,381 shares(1)
	6.	Shared Voting Power 1,028,918 shares(2)
	7.	Sole Dispositive Power 2,153,381 shares(1)
	8.	Shared Dispositive Power 165,024 shares(3)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,182,299 shares(4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 7.0%(5)
12.	Type of Reporting Person (see instructions) IN

(1)

Consists of (i) 815,093 shares of Class A Common Stock held by Mr. Zuriff; (ii) 1,200,843 shares of Class B Common Stock held by Mr. Zuriff, which shares are convertible at any time into Class A Common Stock on a one-to-one basis; (iii) 136,589 shares of Class A Common Stock underlying outstanding options held by Mr. Zuriff that are exercisable within 60 days of December 31, 2023; and (iv) 856 shares of Class A Common Stock underlying outstanding restricted stock units (“RSUs”) held by Mr. Zuriff that are issuable upon the vesting of such RSUs within 60 days of December 31, 2023.

(2)

Consists of (i) 288,091 shares of Class A Common Stock held by the Jason Eric Zuriff Trust; (ii) 288,091 shares of Class A Common Stock held by the Sophie Anna Zuriff Trust; (iii) 287,712 shares of Class A Common Stock held by the Zuriff Family 2020 Trust; and (iv) 165,024 shares of Class A Common Stock held by ZFI Capital, LP.

(3)	Consists of 165,024 shares of Class A Common Stock held by ZFI Capital, LP, over which Mr. Zuriff may be deemed to exercise voting and dispositive control.
(4)

Consists of (i) 815,093 shares of Class A Common Stock held by Mr. Zuriff; (ii) 288,091 shares of Class A Common Stock held by the Jason Eric Zuriff Trust; (iii) 288,091 shares of Class A Common Stock held by the Sophie Anna Zuriff Trust; (iv) 287,712 shares of Class A common stock held by the Zuriff Family 2020 Trust; (v) 165,024 shares of Class A Common Stock held by ZFI Capital, LP; (vi) 1,200,843 shares of Class B Common Stock of the Issuer held by Mr. Zuriff, which shares are convertible at any time into Class A Common Stock on a one-to-one basis; (vii) 136,589 shares of Class A Common Stock underlying outstanding options held by Mr. Zuriff that are exercisable within 60 days of December 31, 2023; and (iv) 856 shares of Class A Common Stock underlying outstanding RSUs held by Mr. Zuriff that are issuable upon the vesting of such RSUs within 60 days of December 31, 2023.

(5)

This percentage is calculated based on 45,394,804 shares of Class A Common Stock outstanding as of November 1, 2023, as reported by the Issuer in its Form 10-Q for the quarter ended September 30, 2023, filed with the United States Securities and Exchange Commission on November 9, 2023 (the “Form 10-Q”).

Item 1(a).	Name of Issuer: Xometry, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices: 6116 Executive Blvd., Suite 800, North Bethesda, MD 20852

Item 2(a).	Name of Person Filing: Laurence Zuriff

Item 2(b).

Address of Principal Business Office or, if none, Residence: The address and principal business office of the Reporting Person is:

c/o Xometry, Inc.

6116 Executive Blvd., Suite 800

North Bethesda, MD 20852

Item 2(c).	Citizenship: U.S. citizen

Item 2(d).	Title of Class of Securities: Class A Common Stock

Item 2(e).	CUSIP Number: 98423F109

Item 3.	Not applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)	Amount Beneficially Owned: See Row 9 of cover page for the Reporting Person.

(b)	Percent of Class: See Row 11 of cover page for the Reporting Person.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for the Reporting Person.

(ii)	Shared power to vote or to direct the vote: See Row 6 of cover page for the Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of: See Row 7 of cover page for the Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for the Reporting Person.

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of a Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2024
Date

/s/ Laurence Zuriff
Laurence Zuriff